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                              July 28, 2021

       Al Kapoor
       Chairman and Chief Executive Officer
       OmniLit Acquisition Corp.
       1111 Lincoln Road, Suite 500
       Miami, FL 11797

                                                        Re: OmniLit Acquisition
Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 12,
2021
                                                            CIK No. 0001866816

       Dear Mr. Kapoor:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this comment and your filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 12, 2021

       Capitalization Table, page 77

   1. We note that you are offering 15,000,000 Class A shares as part of your initial public offering of units, but
footnote 2 suggests you will show less than all Class A shares subject to possible
redemption in your Capitalization table. Please tell us how you considered the guidance
in ASC 480-10-S99-3A, which requires securities that are
                                                        redeemable for cash or
other assets to be classified outside of permanent equity if they are redeemable (1) at a
fixed or determinable price on a fixed or determinable date, (2) at the option of the holder,
or (3) upon the occurrence of an event that is not solely within the control of the issuer,
in concluding that all 15,000,000 Class A shares were not required to be presented outside of
permanent equity and part of shares subject to possible
                                                        redemption.
 Al Kapoor
FirstName  LastNameAl Kapoor
OmniLit Acquisition Corp.
Comapany
July       NameOmniLit Acquisition Corp.
     28, 2021
July 28,
Page  2 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      C. Christopher Murillo